FROM THE DESK OF
DANIEL M. NEGARI
2121 E TROPICANA AVE #2 LAS VEGAS NV 89119
702-900-2999

March 10, 2023

Creative Media & Trust Corporation
17950 Preston Road, Suite 600
Dallas, Texas 75252

Dear Members of the Board and Fellow Shareholders:

Daniel M. Negari and his affiliates ("XYZ" or "we" or "us" or "I") have been closely observing the transformation of Creative Media & Trust Corporation ("CMCT" or the "Company") from CIM Commercial Trust Corporation to a true 'Creative Media and Community Trust Corporation.' We believe CMCT inherent value is more than $20 per share.

We are pleased to announce that we are now the second largest shareholder of CMCT with an ownership interest of approximately 5.4% of the outstanding shares. CMCT represents a significant public market position for us, but a relatively tiny investment compared to our direct real estate holdings. I am a local owner, operator, leader and frequent competitor of CMCT and its operator, affiliates CIM Group, L.P. ("CIM"), in the Los Angeles market. Rather than losing deals to CMCT on the open market, I decided to buy into the Company at an 80% discount and attempt to work with management to bridge the gap between NAV and the common stock trading price. As someone who is deeply knowledgeable about CMCT and its assets, I do not understand why anyone in their right mind would purchase real estate at par when they can buy CMCT for $0.20 on the dollar right now. But, CMCT needs to do more to maximize shareholder value.

At various points over the past several years, including most recently in the months prior to the issuance of this letter, we have sought to engage collaboratively with CMCT including with the Board and Shaul Kuba. Our filing is a result of the level of satisfaction and confidence we have come to with Shaul and the overall changes that are underway. However, we believe that change has not happened fast enough, and that more needs to be done for the market to recognize the true value of the Company.

I first learned of CMCT after watching it acquire 9460 Wilshire in Beverly Hills in 2018 for over $130,000,000. Since then, I have followed the Company closely and ultimately acquired a significant stake in CMCT. I saw activist investors come and go, and witnessed a rights offering which put CMCT in a downward spiral that it has yet to recover from. As an owner and operator of similar assets, I can appreciate the value in buying the right project at the right time and I have a unique knowledge of the liquid value of each of CMCT's projects. When I saw the opportunity to buy CMCT at not only a significant discount to NAV, but at a discount to CIM's recent rights offering, I took it.

We invested in CMCT due to the incredible quality of its real estate, and admiration and respect for the CIM principals Shaul Kuba, Avi Shemesh and Richard Ressler ("Godfathers"). We believe there is a significant opportunity to bridge the gap between the current share price of less than $5.00 and our estimated NAV of over $22.00 per share. In fact, based on our current estimates, CMCT is trading at or below 'CASH and Equivalents.' CMCT has nearly 22,738,000 shares outstanding as of the most recent filings, which is a decrease from the 23,369,331 shares outstanding when we started investing after the rights offering.

Below is a table showing the per-share values of CMCT's liquid assets as of the Company's September 30, 2022 filing.

Value Per-Share	Cash Value	Asset	Notes
$1.18	$26,800,000	Cash including restricted cash.	$26,800,000 = $14,794,000 + $12,006,000
$2.93	$66,627,000	Loans receivable	SBA Loans typically sell at a premium
$1.51	$34,400,000	Proceeds from 4750 Wilshire Co-Invest 80% Sale	
Total: $5.62			

Rather than expressing concerns over CIM's control and suggesting to replace board members, I submit that CIM should increase its stake through open market share purchases, cross the 50% threshold and for CMCT to become a controlled company. This would reduce the need for an independent board, significantly lower the operating costs and increase value for shareholders.

Right now the interests of CMCT's shareholders and CIM are fully aligned. This is driven by the fact that CIM has 'written the check' and funded $55MM out of the $79.8MM in fresh capital raised from the rights offering in 2021 at a subscription price of $9.25. As of this writing, CMCT's market cap is not much more than $100MM.

CMCT has a lot of issues, all of which we believe can be readily fixed. Many improvements have already started. For example, in 2021 CMCT's website listed assets that were sold in 2019 and included other outdated information. Although CMCT now has an improved web presence, other issues remain. It owns an inefficient mix of hotel, medical office, office, retail, creative office, land, multi family, a SBA lending business and is externally managed. Any one of these could lead to a discounted price for CMCT. Add them together, and we're left with an 80% discount.

ASSET-BY-ASSET NAV ANALYSIS AND SUGGESTIONS

In short, CMCT has an outstanding opportunity to maximize shareholder value through some mix of property sales and co-investment transactions similar to what it has already done with 4750 Wilshire. This will turn the business into a fee generating giant (e.g. a baby Blackstone). This strategy is cleaner, smarter and leaner. The process has already begun. CMCT needs to finish it.

Sheraton Grand Sacramento

This property offers 503 hotel rooms across the street from the recent $245MM[1] renovation and expanded Sacramento Convention center. This is the property that hurt CMCT during the COVID-19 pandemic. Below is a breakdown of this property's recent annual revenue and net operating income.

Year	Revenue	Net Operating Income
2018	$38.8 MM	$13.5 MM
2019	$38.7 MM	$12.3 MM
2020	$13.3 MM	($0.8 MM)
2021	$17.9 MM	$1.9 MM
2022*E	$33MM	$10.7 MM

In 2023 and beyond, I expect that the hotel will start to reach or exceed 2018 - 2019 annual net operating income. In fact, I expect the hotel to produce in excess of $14 MM in annual net operating income. I understand that the hotel might need capital improvements to maximize value, but the basis here is $128,666,000 – $110,845,000 for the hotel and $17,821,000 for the parking lot.

Pick your poison. This asset has no business being in this REIT. I would typically say let's enjoy the cash flow of a hotel, but I believe that it's time to sell it – especially since the hotel market is good at the moment.

The table below is a breakdown of estimated value of the property given various cap rates and net operating income values.

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[1] https://www.sacbee.com/news/business/article249782663.html

Net Operating Income	Value at 7% Cap Rate	Value at 8% Cap Rate	Value at 9% Cap Rate
$12,000,000	$171,428,571	$150,000,000	$133,333,333
$13,000,000	$185,714,286	$162,500,000	$144,444,444
$14,000,000	$200,000,000	$175,000,000	$155,555,556
$15,000,000	$214,285,714	$187,500,000	$166,666,667

As illustrated by the table above. The hotel will yield $133MM - $214MM per share in a fire sale. I expect minimal to no tax obligation here due to the current basis and other losses carried forward.

That conservatively comes out to between $5.86 and $9.42 per share based on the most recent share count.

CMCT should sell this property now, recycle the capital into share buybacks through a tender offer or any other available means. If it can't get the higher end price range today, consider entering a co-investment transaction with investors who want to take on the capital improvement program. This property has more equity than CMCT's current stock price due to the significant discount it trades at. I believe it's time to take action and sell.

Two Kaiser Plaza

Link: [Development Permits Filed for Town Tower, Oakland's Tallest Residential Proposal](#)[2]

This is an entitled 596 unit apartment project in downtown Oakland with an awe-inspiring design and an incredible location. It is a winner if CMCT can build it in a down market, which seems to be coming. This is a prime property to put into a co-investment structure and develop.

CMCT's basis here is $14,194,000. I estimate the fully-entitled site to be worth at least $100,000 per unit, which comes out to $59.6 MM or $2.62 per share. A very conservative value might be $29.8 MM or $1.31 per share.

Our recommendation is to keep the land, co-invest it and build when construction costs lessen, which I think is in line with the current strategy.

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[2] https://sfyimby.com/2023/02/development-permits-filed-for-town-tower-oaklands-tallest-residential-proposal.html

The Ordway Building (One Kaiser Plaza)

This property has the benefit of being in a great non-recourse loan at 4.14% Interest only through July 1, 2026. It had a 2022 net operating income of around $11,093,874. For context, in 2016 this property appraised for $212,000,000 at a net operating income of $8,371,665.

The building's primary tenant is Kaiser Permanente, whose lease appears to be expiring around 2025 - 2027 and who is currently paying at least 30-40% below market rate. The upside here is tremendous.

Recently, Kaiser Permanente announced that it will be downsizing its Oakland workforce by 10% (or 1,200 employees). This led to misleadingly horrific headlines in the press and likely drove CMCT's stock price downward. We believe the impacts of Kaiser Permanente's announcement are overstated. This is backed up by a detailed reading of the articles covering Kaiser Permanente's announcement. Some quotes from the article include[3]:

> "The company's national headquarters will remain in Oakland"

> "Employees working in various offices around downtown Oakland will centralize to the Ordway Building at 1 Kaiser Plaza, according to Kaiser's statement"

> "'Kaiser Permanente remains committed to the City of Oakland, which is an integral part of Kaiser Permanente's history and future,' the company's statement said."

In summary, CMCT is well positioned to benefit from this announcement.

I trust that Shaul knows what he is doing here. He bought Uptown Station[4] in Oakland from Uber for $180MM[5] in 2017 ($472 / sq. ft.), invested in some nice improvements, and flipped it in 2021 for $420MM[6] (over $1,000 / sq. ft.). By comparison, The Ordway Building is a better building, on Lake Merrit and has significant value to Kaiser Permanente, the nation's largest not for profit managed care organization. The loan basis is $97.1MM ($183/ sq. ft.). By my estimation, the building is worth $200MM vacant and $400MM occupied by Kaiser Permanente with a long term lease.

At a $300 MM valuation (net of existing debt of around $97 MM), this property is worth $8.93 per share. At a $200 MM valuation (net of existing debt), it is worth $4.53 per share. These numbers will likely be higher if Kaiser Permanente enters into a long term lease renewal at market rate.

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[3] https://www.sfgate.com/local/article/kaiser-oakland-moving-workers-pleasanton-17801914.php
[4] https://www.cimgroup.com/portfolio/case-studies/uptown-station
[5] https://www.bloomberg.com/press-releases/2017-12-19/cim-group-acquires-uptown-station-from-uber
[6] https://www.spglobal.com/marketintelligence/en/news-insights/blog/a-scorecard-approach-helps-a-bank-assess-credit-risks-with-smaller-companies

Our recommendation here is to (1) sell to a co-investor to take on the risks related to Kaiser Permanente and generate net income in excess of $100 MM, (2) take the roughly $4.53 per share (net of debt) and (3) put the capital into less volatile, higher yielding opportunities inside of CMCT. CMCT's current share price does not reflect the true value of this asset. Let's correct that and monetize this opportunity.

1130 Howard Street

CMCT should continue to hold this property. Its cost basis is $18,901,000 and this is a non-material property in CMCT's portfolio. But, if or when this property gets fully leased, CMCT should consider exiting and concentrating on multi-family. By our estimation, this property is still worth $0.50 - $1.00 per share

Lindblade Media Center
(8960 - 8966 Washington Blvd & 8944 Lindblade St)

CMCT should entitle and redevelop, or sell this property. I was enthused to see CMCT identify this as a development site after my initial discussions with CMCT. Given that it is leased through 2025 to Westwood One (NASDAQ: CMLS), this is a prime asset to entitle and build creative office and/or multi-family developments. It is located next to the newly developed Ivy Station stop on the E Line light rail line. I conservatively value this property at least $30 MM.

In fact, assuming appropriate measures are taken, I would consider buying this property for $30 MM contingent on CMCT applying 100% of the proceeds to share buybacks. If CMCT believes the property is valued higher, CMCT should sell it or co-invest it. It certainly should not sit on it when it is valued at $1.32 per share. I understand CMCT can make money by developing it, but when given the opportunity to buy back up to 25% of the outstanding shares, I believe the choice is obvious.

9460 Wilshire

This is CMCT's crown jewel. Since its acquisition, CMCT has completely turned around the entire building's lease base and executed a 20 year lease with O'Gara Coach, a prominent local Rolls Royce dealership – with improvements still underway. CMCT's equity in this project alone is more than the current share price. In fact, assuming appropriate measures are taken, I might be willing to enter into a co-invest relationship regarding this property.

Although I'm operating off of only the information that is publicly available, assuming the net operating income is $10,000,000 at a 5% cap rate, this property is worth around $200MM or $8.80 per share. I would expect there to be a line of investors willing to pay $150 MM for this property. That's $6.60 per share

Given that this is an entire city block in prime Beverly Hills, I don't want to see this property leave the REIT entirely. But CMCT must consider all of its options carefully and do what's right for all shareholders.

4750 Wilshire

CMCT just entered into a co-investment transaction with this property and generated a whopping $34.4 MM. This was a commendable move by CMCT management that proved CMCT's ability to convert an office building into a multi-family development. It hints at what's possible if CMCT were to focus on the strategy of turning CMCT into a fee generating business. CMCT's remaining 20% equity position in the property is worth $8.6 MM and CMCT was able to keep the backlot, which can be built into townhomes or homes. I put a stub at $3 MM there with tremendous upside once the conversion completes.

I want to see CMCT do this for many, if not all properties in the portfolio. I understand there are projects in different phases of entitlements or stabilization, and there is varying investor demand and prices for each phase. But if CMCT does this for every property, it will generate a significant amount of cash that it can use to buy billions of dollars of properties and create a fee generating machine to rival the best on Wall Street.

After successfully closing this deal and issuing the 8-K, the stock ultimately drifted downwards. This illustrates my belief that CMCT can buy back shares from holders who are sleeping on this opportunity. CMCT has the ability to create an incredible amount of value for shareholders here.

11620 Wilshire

This very well located 196,227 sq. ft. medical and creative office is, based on publicly available information, the headquarters for Rexford Industrial Realty, Inc. (NYSE: REXR). It was worth more before the passing of Measure ULA in Los Angeles and, given the circumstances, I suggest CMCT undertake a sale or a co-investment transaction and move on.

Assuming a net operating income of $6 MM and a 6% cap rate, it would be valued at $100 MM. At a 7% cap rate, it would be valued at $85 MM. That's in the range of $400-500 per sq. ft., which is relatively inexpensive. CMCT paid $66 MM for this property. It should recycle the capital and leave this opportunity for the next co-invest group who wants exposure to this specific market. Don't be penny wise and pound foolish.

11600 Wilshire

This 57,737 sq. ft. medical office is next door to 11620 Wilshire. Assuming $2.1 MM net operating income, this property would be valued at $35 MM. Given its prime corner location, billboard and great visibility for a medical office building, I think CMCT might get closer to $40 MM ($1.54 - $1.76 per share) for this asset if it properly markets it. As with 11620 Wilshire, CMCT should undertake a sale or a co-investment transaction and move on.

1037 Sycamore

This is a great redevelopment with a great tenant. But at 4,900 sq. ft. and with a net operating income of $273,665, this property is too small for CMCT's portfolio and should be sold. This property is too small even for me to own, but I would likely write CMCT a $5 MM check for it as-is. Someone who really wants it might pay $6 MM when it is complete. This would be $0.22 - $0.26 per share, but these numbers all add up. That said, I am amenable to CMCT holding this property if it intends to buy out the rest of its Sycamore District properties and does a co-investment transaction with all of them.

3101, 3109 & 3022 South Western

What CIM is doing in the West Adams district of Los Angeles is inspiring. I'm very excited to see these properties make their way into CMCT. I hope CMCT continues to accumulate, develop[7] and co-invest projects like these.

Even though CMCT got a great deal on these properties at $8,610,000 and has made some progress with entitlements, I value these properties at roughly $0.38 per share. This is a great example of what the Company could be doing with the $10-$20 per share worth of assets described above.

3601 South Congress Avenue (Austin, TX)

Penn Field[8] is an incredible property. The Company should hang onto this gem and look into adding density on it over time.

This property is valued at $103.5MM assuming a net operating income of $7,769,104 and a 7.5% cap rate. CMCT paid $40 MM for this property. I'm impressed with the value generated with this property and this is a prime example of CMCT's capabilities. The net operating income used above is an estimate based on CMCT's investor presentation. If CMCT decides to do a co-investment transaction with this property, sign me up.

1007 / 1021 E 7th St (Austin, TX)

This property is across the street from the new Alto Austin[9] development. CMCT made another great deal with a combined cost basis of $7,609,000. I hope to see CMCT buy more projects like this and add value for shareholders. At its cost basis, this property is another $0.33 per share.

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[7] https://www.creativemediacommunity.com/developments
[8] https://www.pennfieldatx.com/
[9] https://altoaustin.com/

1910 W Sunset

I actually competed with CMCT on this asset. I don't understand the need for a joint venture partner for this property, but this was a great buy nonetheless. Given the lack of visibility and CMCT's mere 44% ownership stake, I recommend that CMCT sell its stake to its joint venture partner and recycle capital into wholly owned projects or enter into a co-investment transaction and generate fees. CMCT's basis is $22.5 MM or $0.99 per share. I believe CMCT can make money by staying in the deal, or it can potentially multiply its money by buying back shares and doing other **accretive** transactions. In my view, this is a no-brainer: CMCT should only do joint venture transactions if it is paid handsomely. This holding represents 20% or so of CMCT's current market cap. Let's free up some capital and fix that issue.

Recently Purchased Assets

Park View Living (1910 W Sunset)[10]

This transaction looks promising. I hope to see the Company entered into a co-investment transaction. Buying new projects and putting them into the existing structure seems to be a losing strategy right now. CMCT should focus on generating value with the assets it already has. I don't know the details on this purchase yet, so I can't opine too much. But, in general, I don't see the point in putting anything into a structure that trades at 20% of NAV. CMCT should fix its NAV issue and then add new properties to its portfolio.

I recognize that CMCT is probably buying assets at a significant discount, that it can flip them and that they are great long term assets – but I believe CMCT really needs to stop adding to a broken structure. Let's fix the NAV gap first and then recycle the capital into projects exactly like this and the ones listed below, and enter into more co-investment transactions.

Eleven Fifty Clay[11]

Like with Park View Living, CMCT should not be expanding its portfolio until the NAV gap is fixed. I understand CMCT is extremely well capitalized and, ignoring the issue with the NAV gap, it absolutely crushed it on this brand new Class A, 16 story 288 project. If CMCT quickly enters into a co-investment transaction, then I think this is a good investment. That said, that transaction should take a back seat to transactions involving the properties above. In my view, it is projects like this are where CMCT should be using its recycled capital. I would need to see the pro-formas to fully analyze this property, but it seems like CMCT is doing well with this asset. However, let's instead buy back some shares to maximize the value to shareholders.

Channel House Oakland[12]

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[10] https://www.parkviewlivingla.com/
[11] https://www.elevenfiftyclay.com/
[12] https://www.channelhouseoakland.com

This brand new 333 unit, Class A building is valued at around $400,000 per unit. I think this may be one of the best deals I have ever seen. Jack London Square is hot and this is the best building in the market. I don't want to know the replacement cost today but expect this to be a winner. I understand this might lead to a co-investment transaction, but I believe CMCT should wait until it is fully leased up and CMCT can receive a well-earned premium.

Overall, it is a good strategy to buy new Class A multifamily properties. I just hope to see a faster recycling process – even if it means leaving 10% on the table. You can use some or all the proceeds from a sale to buy back more shares and it will be extremely accretive.

PMC Trust Lending business

CMCT should sell it. When I first spoke to CMCT, PMC Trust[13] did not even have a website, and now they do. This market has a lot of potential, but this is not part of CMCT's core business. This is a subscale operation with significant liquid value. At a minimum, PMC Trust should securitize its existing $66,627,000 portfolio and generate cash to fund the suggestions listed below. That's $2.93 per share!

Cash

Cash and restricted cash as of the latest filing was $26,800,000 or $1.18 per share. I hope that CMCT is earning 4-5% on its idle cash. If not, please put this cash to work immediately.

Preferreds

This seems like a general low cost of capital compared to other REITs like BREIT, which recently had to give an 11.25% preferred[14] to the University of California system.

I do not have a clear sense of the number of outstanding shares here. CMCT also has too many classes of shares. Perhaps it makes sense to consolidate it into one instrument. The real hidden value in these instruments are the option to pay the preferred in common stock or cash on the 5 year anniversary. It makes no sense to do this at a discount to NAV, but if you execute on the above and get to within 5-10% of NAV, you will have a built in buyer base to convert preferred shares into common shares.

The table below is my estimated breakdown of the balance of the preferred instruments.

Series	Type	__Estimated__ Balance
Series A1	Preferred	$160,000,00

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[13] https://pmcsba.com/documents/PMC-SBA-7a-Loan-Program-Highlights--August-2022.pdf
[14] https://www.breit.com/wp-content/uploads/sites/33/2023/01/BREIT-UC-Jan-2023.pdf?v=1675867351

Series A	Preferred	$210,000,000
Series D	Preferred	$1,400,000
Series L (RETIRED)	Preferred	$0
		TOTAL: $371,400,00

I look forward to seeing the final number on CMCT's 2022 10-K shortly. CMCT should look into tapering this program until the NAV gap has been significantly closed.

That being said, the numbers above indicate that the preferred shares negatively impact the NAV per common share by about $16.33 per share.

Corporate Debt

I believe CMCT's new revolver and term loan are an example of how strong an operating entity CMCT is.

Below is a table showing CMCT's existing corporate debt. I subtracted the non-recourse debt on One Kaiser Plaza described above, and I deduced that the revolver was tapped recently to fund some of the recent multi-family purchases. Given that these properties will likely be co-invested and given that I do not know how much was drawn, the calculations below use the amounts listed in the latest filing.

Debt Source	Notes	Amount
One Kaiser	Calculated on a property level	
SBA / PPP		$2,700,000
2022 Revolver	$150 MM available	$0
2022 Term Loan	Term Loan	$56,230,000
Junior Unsubordinated Notes		$27,100,000
		TOTAL: $86,030,000

These numbers indicate that the CMCT's corporate debt negatively impacts the NAV per common share by $3.78 per share.

OVERALL ANALYSIS

Property	Debt	Value	Net Equity	Value Per Share	Low Value	Net Equity	Low Value Per Share
2 Kaiser		$59,600,000	$59,600,000	$2.62	$29,800,000	$29,800,000	$1.31
1 Kaiser	$97 MM	$300,000,000	$203,000,000	$8.93	$200,000,000	$103,000,000	$4.53
Sheraton Grand		$185,000,000	$185,000,000	$8.14	$133,000,000	$133,000,000	$5.85
1130 Howard		$20,000,000	$20,000,000	$0.88	$11,000,000	$11,000,000	$0.48
Lindblade		$30,000,000	$30,000,000	$1.32	$30,000,000	$30,000,000	$1.32
9460 Wilshire		$200,000,000	$200,000,000	$8.80	$150,000,000	$150,000,000	$6.60
4750 Wilshire		$8,600,000	$8,600,000	$0.38	$8,600,000	$8,600,000	$0.38
4750 Wilshire backlot		$3,000,000	$3,000,000	$0.13	$3,000,000	$3,000,000	$0.13
11600 Wilshire Boulevard		$100,000,000	$100,000,000	$4.40	$85,714,286	$85,714,286	$3.77
11620 Wilshire Boulevard		$40,000,000	$40,000,000	$1.76	$35,000,000	$35,000,000	$1.54
1037 Sycamore		$6,000,000	$6,000,000	$0.26	$5,000,000	$5,000,000	$0.22
Western Develop		$8,610,000	$8,610,000	$0.38	$8,610,000	$8,610,000	$0.38
3601 S Congress		$103,500,000	$103,500,000	$4.55	$103,500,000	$103,500,000	$4.55
1007/1021 7th		$7,609,000	$7,609,000	$0.33	$7,609,000	$7,609,000	$0.33
1910 Sunset		$22,500,000	$22,500,000	$0.99	$22,500,000	$22,500,000	$0.99
TOTAL REAL ESTATE		**$1,094,419,000**	**$997,419,000**	**$48.13**	**$833,333,286**	**$736,333,286**	**$36.65**

SBA Portfolio		$66,627,000	$66,627,000	$2.93	$66,627,000	$66,627,000	$2.93
Cash / Restr Cash		$26,800,000	$26,800,000	$1.18	$26,800,000	$26,800,000	$1.18
4750 Wilshire Cash		$34,400,000	$34,400,000	$1.51	$34,400,000	$34,400,000	$1.51
TOTAL CASH		**$127,827,000**	**$127,827,000**	**$5.62**	**$127,827,000**	**$127,827,000**	**$5.62**
Preferreds		$371,400,000	-$371,400,000	$16.33	$371,400,000	-$371,400,000	$16.33
Corp Debt		$86,030,000	-$86,030,000	$3.78	$86,030,000	-$86,030,000	$3.78
Total Debts		**$457,430,000**	**-$457,430,000**	**$20.12**	**$457,430,000**	**-$457,430,000**	**$20.12**
NAV		**$764,816,000**	**$667,816,000**	**$33.64**	**$503,730,286**	**$406,730,286**	**$22.15**

Ultimately, if CMCT properly navigates its existing assets, I believe there is between $22.15 and $33.64 of NAV locked up, waiting to come out and ready be recycled into CMCT's new, exciting, game changing co-investment platform – which could generate double digit IRR's for shareholders for the foreseeable future.

Below is a breakdown of additional opportunities that I believe could generate significant shareholder value.

INCREASING SHAREHOLDER VALUE

Management Fees

This is an externally managed REIT and CMCT is effectively paying management fees to itself. CMCT should consider reducing or eliminating management fees and passing those savings to shareholders. CMCT already did a reduction, but the savings were not yet fully passed to shareholders in the form of dividends. Since 50% of the money goes back to CIM, why not eliminate it all together? Become the SPY of REITs with the lowest management fees in the business. Make money from your stock price going ABOVE NAV.

When CMCT issued a press release announcing its fee reduction,[15] I gained the confidence to make an investment into CMCT. CMCT needs to keep things simple by removing the management fees altogether. The increased share price will more than make up for any value lost from the management arrangement. CMCT is effectively paying itself half the management

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[15] https://shareholders.creativemediacommunity.com/news-releases/news-release-details/cim-commercial-trust-announces-significant-reduction-management

fees anyway. I believe CMCT should let its funds from operations flow straight to the bottom line. If it insists on keeping management fees, they should be capped at a percentage of funds from operations, like with Douglas Emmett, Inc. (NYSE: DEI)

Dividends

The press release referenced above convinced me the $0.075 per quarter dividend ($0.30 annual) would move up to between $0.21 and $0.51. Since then, the dividend increased to $0.085 per quarter ($0.34 annually) and a buyback was initiated instead. I agree that a buyback is a better use of funds.

Buybacks

As stated in my private communications with CMCT management, buybacks are extremely accretive. CMCT started a $10MM buyback program, has already bought back $4.4 MM[16] of shares and reduced the float by over 2.5%. This needs to happen faster, bigger, and CMCT needs to step up and buy some more shares itself.

If the market is not going to respect the value of the underlying assets, then why have it in a public vehicle? Let's all go 5X from here, distribute proceeds and move on.

LOOKING FORWARD

I'm confident that CMCT will not let me down. I foresee a scenario where CMCT starts trading at a premium to NAV due to its growth, talent and ability to purchase off market properties at significant discounts. CMCT management is doing a great job; the turnaround is working. But I believe CMCT needs to work faster and the market needs to respect the NAV. If it doesn't, CMCT should do tender offers with cash on hand until the market comes around. If CMCT needs more cash, give me a call. If the appropriate measures are taken, I would be interested in buying some of its properties directly if CMCT is willing to use the proceeds to retire more shares.

If CMCT is not trading within 30% of NAV in the next 6 months, let's put every single asset in a co-investment structure or sell them and recycle the capital into higher yielding opportunities. This rocky environment is a perfect opportunity for CMCT to shine and for Shaul et al to show the world what they are capable of. I believe in them.

I have been admiring from a distance and privately communicating my thoughts to the Godfathers long enough. It is time to go public with my plan to increase shareholder value for all. I also encourage CMCT to remove any restriction limits on shareholder holdings beyond the standard 5 owners, 50% rule, as such additional restrictions could deter future investors and unnecessarily burden shareholders.

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[16] https://shareholders.creativemediacommunity.com/news-releases/news-release-details/creative-media-community-trust-corporation-reports-2022-third

We hope this information is useful to CMCT shareholders and those considering becoming CMCT shareholders. We suspect they may not fully grasp the value of CMCT's holdings or appreciate the value that can be generated if CMCT management decides to follow the guidance provided in this letter. There is significant potential to increase value to shareholders.

We look forward to working constructively with the Board and intend to closely monitor the developments at CMCT. We must, however, reserve our rights to take whatever actions in the future we believe may be required to protect the best interests of shareholders.

Boom,

Daniel M. Negari